Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FIRST QUARTER 2018

May 16, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights

•	For the first quarter of 2018, the Company reported net income of $54.9 million, or $0.60 basic and diluted earnings per share.

Included in the first quarter 2018 results are:

▪	Costs of $11.8 million, or $0.13 per share, associated with the Ocean Rig Mykonos and the Leiv Eiriksson shipyard stays, which are included in operating expenses.

Excluding the above costs, the Company would have reported net income of $66.7 million, or $0.73 per share.

•	The Company reported Adjusted EBITDA(1) of $111.0 million for the first quarter of 2018.

•	The Company's rigs that are operating under drilling contracts achieved a revenue efficiency of 98.1% for the first quarter of 2018.

Recent Events

•
On May 8, 2018, the Company prepaid in full the remaining outstanding balance (as of that date) of $43.8 million on its $462 million senior secured credit facility (the "Senior Secured Credit Facility"), with no prepayment penalty. The Senior Secured Credit Facility was expected to mature in June 2018. Following the full prepayment of the Senior Secured Credit Facility, the shares of the Company's subsidiary, Drillship Alonissos Owners Inc., the rig owning subsidiary of the Ocean Rig Apollo, are in the process of being transferred back to the Company and the Ocean Rig Apollo is to be pledged under the Company's $450 million credit agreement dated September 22, 2017, the outstanding balance on which currently stands at $350 million.

•
On April 20, 2018, the Company, pursuant to the previously announced agreement, made the $35.0 million interim yard installment payment to Samsung Heavy Industries ("SHI") in connection with the construction of the Ocean Rig Santorini. Under the agreement with SHI, the delivery of the Ocean Rig Santorini has been postponed to September 2019, but may be brought forward at the option of the Company.

•
The Company's drilling unit the Ocean Rig Corcovado, which is expected to complete its current drilling contract with Petrobras during May 2018, is planned to transit to Las Palmas, Spain, where it will remain in "ready-to-drill" state, and is expected to be actively marketed for employment.

Mr. Pankaj Khanna, President and Chief Executive Officer of the Company, commented:

"We are pleased to report positive results for the Company. We believe our balance sheet is "best-in-class", allowing us to prepay debt and fund future growth with no further maturities until 2024. We are working on several fronts to add backlog and get our three rigs that are in ready-to-drill state operating.

"Oil prices have now topped $75 per barrel for the first time since 2014 and the fundamentals remain in positive territory. We are experiencing continued improvement in the level of enquiry we see from our customers. Brazil in particular is expected to make a comeback with rising rig demand from both Petrobras and International Oil Companies operating in the country. There are several other areas that are also showing improvement. We remain cautiously optimistic about the near to medium term recovery in the deep and ultra deepwater drilling markets."

(1)	Adjusted EBITDA is a non-GAAP measure; please see the reconciliation to net income (the nearest GAAP measure) elsewhere in this press release.

Financial Review: 2018 First Quarter

The Company recorded net income of $54.9 million, or $0.60 basic and diluted earnings per share, for the three-month period ended March 31, 2018, as compared to a net income of $92.2 million, or $10,300.45 basic and diluted earnings per share(1), for the three-month period ended March 31, 2017.

Revenues decreased by $108.7 million to $194.1 million for the three-month period ended March 31, 2018, as compared to $302.8 million for the three-month period ended March 31, 2017.

Drilling units' operating expenses increased to $76.2 million (including $11.8 million of shipyard stay costs, associated with the Ocean Rig Mykonos and the Leiv Eiriksson) and total depreciation and amortization decreased to $26.6 million for the three-month period ended March 31, 2018, from $75.6 million and $31.3 million, respectively, for the three-month period ended March 31, 2017. Total general and administrative expenses increased to $16.1 million in the first quarter of 2018 from $16.0 million during the three-month period ended March 31, 2017.

Loss on sale of assets mainly associated with scrapping of various equipment amounted to $0.3 million for the three-month period ended March 31, 2018, as compared with $0.2 million for the three-month period ended March 31, 2017. Reorganization expenses amounted to $0.2 million for the three-month period ended March 31, 2018, as compared with $16.9 million for the three-month period ended March 31, 2017.

Interest and finance costs, net of interest income, decreased to $7.1 million for the three-month period ended March 31, 2018, compared to $51.5 million for the three-month period ended March 31, 2017.

(1) Share and per share data for 2017 give effect to a 1-for-9,200 reverse stock split, which became effective on September 22, 2017.

Operating Fleet

The table below describes our operating fleet profile as of May 15, 2018:

Unit	Year built	Redelivery

Leiv Eiriksson	2001	Q3 – 2018
Ocean Rig Corcovado	2011	Q2 – 2018
Ocean Rig Poseidon	2011	Q3/Q4 – 2018
Ocean Rig Mykonos	2011	N/A
Ocean Rig Skyros	2013	Q3 – 2021

Total backlog(1)(2) as of March 31, 2018 amounted to approximately $822 million.

Note: The units the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Apollo, the Ocean Rig Mylos, the Ocean Rig Paros and the Ocean Rig Athena, have completed their preservation work and are currently cold stacked in Greece, remaining available for further employment. The Ocean Rig Mykonos is in Las Palmas, Spain, where it remains "ready to drill". The Ocean Rig Poseidon is in Walvis Bay, Namibia where it remains "ready to drill" and is expected to commence its previously announced drilling program, offshore West Africa, in the third quarter of 2018.

(1) The contracted backlog of our fleet is adjusted for subsequent events, excludes options to extend and assumes full utilization for the full term of the drilling contract. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of drilling contracts, and other factors that result in lower revenues than our estimated contract backlog.
(2) Excludes termination payments associated with the Ocean Rig Apollo.

Ocean Rig UDW Inc.

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2017	2018

Revenues	$302,814	$194,144

EXPENSES:
Drilling units operating expenses	75,614	76,159
Depreciation and amortization	31,311	26,608
Loss on sale of assets	153	280
General and administrative expenses	15,965	16,091

Operating income	179,771	75,006

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(51,509)	(7,103)
Reorganization expenses	(16,879)	(207)
Other, net	(107)	(2,741)
Income taxes	(19,087)	(10,105)
Total other expenses, net	(87,582)	(20,156)

Net income attributable to Ocean Rig UDW Inc.	$92,189	$54,850

Net income attributable to Ocean Rig UDW Inc. common stockholders	$92,189	$54,850

Earnings per common share of Class A and Class B common stock, attributable to common stockholders, basic and diluted (1)	$10,300.45	$0.60
Weighted average number of Class A and Class B common stock, basic and diluted (1)	8,950	91,567,982

(1) Share and per share data for 2017 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Ocean Rig UDW Inc.
Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2017	March 31, 2018

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$783,081	$749,209
Other current assets	207,637	166,028
Drilling units, machinery and equipment, net	1,852,167	1,831,449
Other non-current assets	9,080	8,715
Total assets	2,851,965	2,755,401

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt, net of deferred financing costs	531,632	397,000
Total other current liabilities	102,411	86,495
Total other non-current liabilities	14,702	13,836
Total stockholders' equity	2,203,220	2,258,070
Total liabilities and stockholders' equity	$2,851,965	$2,755,401

SHARE COUNT DATA
Common stock issued and outstanding	91,567,982	91,567,982

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, shipyard stay costs, loss on sale of assets and reorganization expenses. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained from time to time, in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2017	2018
Net income	$92,189	$54,850

Add: Net interest expense	51,509	7,103
Add: Depreciation and amortization	31,311	26,608
Add: Loss on sale of assets	153	280
Add: Income taxes	19,087	10,105
Add: Shipyard stay costs	521	11,834
Add: Reorganization expenses	16,879	207
Adjusted EBITDA	$211,649	$110,987

Conference Call and Webcast: May 17, 2018

As announced, the Company's management team will host a conference call, on Thursday, May 17, 2018 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until Thursday, May 24, 2018. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company's website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."

Visit the Company's website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability to comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports of Ocean Rig filed with or submitted to the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com